SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries Consolidated financial statements June 30, 2012 and 2011 with Report of Independent Registered Public Accounting Firm

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated financial statements

June 30, 2012 and 2011

Contents

Financial Review - Report of Independent Registered Public Accounting Firm	4
Consolidated Statement of Financial Position	5
Consolidated Statement of Income	6
Consolidated Statement of Comprehensive Income	7
Consolidated Statement of Changes in Shareholders’ Equity	8
Consolidated Statement of Cash Flows	9

Consolidated notes to the financial statements	11
1. The Company and its operations	11
2. Basis of presentation of interim financial information	11
3. Consolidation basis	11
4. Accounting practices	12
5. Cash and cash equivalents	12
6. Marketable securities	12
7. Accounts receivable	13
8. Inventories	14
9. Restricted deposits for legal proceedings and guarantees	15
10. Acquisitions and sales of assets	15
11. Investments	17
12. Property, plant and equipment, net	18
13. Intangible assets	19

14. Exploration and evaluation activities of oil and gas reserves	20
15. Trade accounts payable	21
16. Loans and financing	21
17. Leases	25
18. Related parties	26
19. Provision for decommissioning costs (non-current)	29
20. Taxes	29
21. Employee’s benefits	33
22. Shareholders’ equity	35
23. Sales revenues	36
24. Other operating income and expenses, net	37
25. Expenses by nature	37
26. Financial income (expenses), net	38
27. Supplementary information on the statement of cash flows	38
28. Segment Information	39
29. Legal proceedings and contingencies	43
30. Guarantees for concession agreements for oil exploration	48
31. Risk management and derivative instruments	48
32. Fair value of financial assets and liabilities	57
33. Subsequent events	58
34. Condensed Consolidated Financial Information Related to Guaranteed Securities Issued by Subsidiaries	59

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of June 30, 2012, and the related condensed consolidated statement of income, of cash flows, of comprehensive income and of shareholders' equity for the six-month period ended June 30, 2012. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements of the Company as of and for the year ended December 31, 2011 and the financial information as of and for the six-month period ended June 30, 2011 were audited and reviewed, respectively, by other auditors who issued unqualified opinion and review report dated February 9, 2012 and August 24, 2011, respectively.

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

August 3, 2012

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Financial Position

June 30, 2012 and December 31, 2011

(In millions of Dollars)

		June 30,	December 31,			June 30,	December 31,
Assets	Note	2012	2011	Liabilities	Note	2012	2011

Current assets				Current liabilities
Cash and cash equivalents	5	13,020	19,057	Trade accounts payable	15	11,408	11,863
Marketable securities	6	9,730	8,961	Current debt	16	8,690	10,067
Accounts receivable, net	7	11,317	11,756	Current portion of finance lease obligations	17.1	22	44
Inventories	8	14,921	15,165	Taxes payable	20.2	5,459	5,847
Recoverable Taxes	20.1	5,879	5,358	Dividends payable	22		2,067
Advances to suppliers		828	740	Payroll and related charges		1,700	1,696
Other current assets		1,852	2,065	Employees' postretirement benefits
		57,547	63,102	obligations - Pension and Health Care	21	704	761
				Other current liabilities		3,142	4,019
						31,125	36,364

Non-current assets
Long-term receivables				Non-current liabilities
Accounts receivable, net	7	3,178	3,253	Long-term debt	16	79,835	72,718
Marketable Securities	6	3,112	3,064	Finance lease obligations	17.1	96	98
Restricted deposits for legal proceedings and guarantees	9	1,548	1,575	Deferred tax liabilities	20.3	17,227	17,736
Deferred tax assets	20.3	9,107	10,689	Employees' postretirement benefits
Advances to suppliers		2,924	3,141	obligations - Pension and Health Care	21	8,865	8,878
Other long-term receivables		1,708	1,725	Legal proceedings provisions	29	808	726
		21,577	23,447	Provision for decomissioning cost	19	4,368	4,712
				Other non-current liabilities		722	1,068
						111,921	105,936
Investments	11.1	5,870	6,530
Property, plant and equipment , net	12	184,997	182,465	Shareholders' equity	22
Intangible assets	13	40,713	43,866	Paid in capital		107,362	107,355
		231,580	232,861	Additional paid in capital		356	316
				Profit reserves		63,934	60,224
				Accumulated other comprehensive income		(5,039)	7,943
				Petrobras shareholder's equity		166,613	175,838
				Non-controlling interests		1,045	1,272
				Total Equity		167,658	177,110
Total Assets		310,704	319,410	Total liabilities and shareholder's equity		310,704	319,410

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Income

June 30, 2012 and 2011

(In millions of Dollars)

		Six-month periods ended June 30,
	Note	2012	2011

Sales revenues	23	72,069	70,836
Cost of sales	25	(52,461)	(46,389)
Gross profit		19,608	24,447

Income (expenses)
Selling expenses	25	(2,528)	(2,599)
Administrative and general expenses	25	(2,516)	(2,490)
Exploration costs		(2,312)	(1,317)
Research and development expenses	25	(512)	(625)
Other taxes	25	(170)	(215)
Other operating income and expenses, net	24	(2,222)	(2,367)
		(10,260)	(9,613)

Net income before financial results and income taxes		9,348	14,834

Financial income (expenses), net	26	(3,000)	3,046

Equity in results of non consolidated companies		(140)	420

Income before income taxes		6,208	18,300

Income tax	20.5	(1,828)	(4,438)

Net income		4,380	13,862

Net income (loss) attributable to:

Shareholders of Petrobras		4,527	13,445

Non-controlling interests		(147)	417

		4,380	13,862

Basic and diluted earnings per share in U.S. dollar	22.3	0.35	1.03

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Comprehensive Income

June 30, 2012 and 2011

(In millions of Dollars)

	Six-month periods ended June 30,
	2012		2011

Net income	4,380		13,862
Other comprehensive income
Cummulative translation adjustments	(12,626)		12,995
Deemed cost of associates	2
Unrealized results on available-for-sale securities
Recognized in shareholders' equity	248		(147)
Reclassified to profit or loss	1		9
Unrealized results on cash flow hedge
Recognized in shareholders' equity	(3)		2
Reclassified to profit or loss	8		(5)
Deferred income tax	(84)		48
	(12,454)		12,902
Total comprehensive income (loss)	(8,074)		26,764
Comprehensive income attributable to:
Shareholders of Petrobras	(7,823)		26,488
Non-controlling interests	(251)		276
Total comprehensive income (loss)	(8,074)	-	26,764

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

June 30, 2012 and 2011

(In millions of Dollars)

		Additional paid in capital		Capital reserves	Accumulated other comprehensive income		Profit reserves
	Paid-in capital	Shares issuance costs	Change in interest in subsidiaries	Tax incentives	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
Balance at December 31, 2010	107,341	(279)	286		30,130	215	5,806	571	698	39,342		184,110	1,839	185,949

Capital increase with reserves	14								(14)
Capital increase with issuing of shares
Cumulative translation adjustments					(22,433)						599	(21,834)	(25)	(21,859)
Unrealized gains in investments available-for-sale securities and cash flow hedge						37						37		37
Realization of deemed cost						(6)					6
Change in interest in subsidiaries			309									309	(292)	17
Net income											20,121	20,121	(129)	19,992
Distributions:
Allocations of net income in reserves							1,006	537	43	12,235	(13,821)
Dividends											(6,905)	(6,905)	(121)	(7,026)

	107,355	(279)	595		7,697	246	6,812	1,108	727	51,577		175,838	1,272	177,110
Balance at December 31, 2011	107,355	316			7,943		60,224					175,838	1,272	177,110

Capital increase with reserves	7								(7)
Capital increase with issuing of shares
Cumulative translation adjustments					(13,150)						628	(12,522)	(104)	(12,626)
Unrealized gains in investments available-for-sale securities and cash flow hedge						170						170		170
Realization of deemed cost						(2)					2
Change in interest in subsidiaries			40									40	42	82
Net income											4,527	4,527	(147)	4,380
Distributions:
Allocations of net income in reserves
Dividends											(1,440)	(1,440)	(18)	(1,458)

	107,362	(279)	635		(5,453)	414	6,812	1,108	720	51,577	3,717	166,613	1,045	167,658
Balance at June 30, 2012	107,362	356			(5,039)		60,217				3,717	166,613	1,045	167,658

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows

June 30, 2012 and 2011

(In millions of Dollars)

	Six-month periods ended June 30,
	2012	2011
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	4,527	13,445

Adjustments for:
Non-controlling interests	(147)	417
Equity in results of non-consolidated companies	140	(420)
Depreciation, depletion and amortization	5,394	4,643
Impairment	473	227
Dry hole costs	1,702	766
Losses (gains) on disposal of non-current assets	89	298
Exchange variation, monetary and finance charges	3,356	(1,383)
Deferred income taxes, net	1,045	2,520

Increase/decrease in assets
Accounts receivable	(440)	(1,297)
Inventories	(1,265)	(3,934)
Other assets	(737)	(1,013)
Increase/decrease in liabilities
Trade accounts payable	335	1,233
Taxes payable	(581)	(267)
Employee's post-retirement benefits obligations - Pension and health care	689	494
Other liabilities	(436)	698
Net cash provided by operating activities	14,144	16,427
Cash flows from Investment activities
Investments in exploration and production of oil and gas	(10,541)	(8,713)
Investments in refining transportation and marketing	(6,357)	(7,186)
Investments in gas and power	(814)	(900)
Investment in international segment	(916)	(1,093)
Investments in distribution	(292)	(276)
investments in biofuel	(16)	(152)
Other investments	(473)	(502)
Marketable securities	(752)	1,192
Dividends received	89	217
Net cash used in investment activities	(20,072)	(17,413)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows (Continued)

June 30, 2012 and 2011

(In millions of Dollars)

	Six-month periods ended June 30,
	2012	2011
Cash flows from Financing activities
Acquisition of non-controlling interest	43	12
Financing and loans, net	-	-
Proceeds from borrowings	12,095	13,328
Repayment of principal	(5,700)	(3,981)
Repayment of interest	(2,306)	(1,849)
Dividends paid	(3,265)	(3,630)
Net cash provided by/(used) in financing activities	867	3,880

Effect of exchange rate on cash and cash equivalents	(976)	1,149

Net increase/ (decrease) in cash and cash equivalents in the period	(6,037)	4,043
		-
Cash and cash equivalents at the beginning of the period	19,057	17,655

Cash and cash equivalents at the end of the period	13,020	21,698

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

1. The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ.

2. Basis of presentation of interim financial information

The consolidated interim financial information is being presented in accordance with IAS 34 – Interim Financial Reporting – issued by the International Accounting Standards Board (IASB) in U.S. dollar.

This interim financial information is presented without repeating certain notes to the financial statements previously disclosed, but with an indication of the relevant changes occurred in the interim period and, therefore, they should be read together with the Company’s annual financial statements for the year ended December 31, 2011, which include the full set of notes.

Certain amounts from prior periods have been reclassified for comparability purposes relatively to the current period presentation. These reclassifications did not affect the net income or the shareholders' equity of the Company.

The Company’s Board of Directors authorized the publication of these interim quarterly financial statements in a meeting held on August 3, 2012.

2.1 Accounting estimates

In the preparation of the interim financial information it is necessary to use estimates for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, liabilities of pension and health care plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments and income taxes. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

 3. Consolidation basis

The consolidated interim financial information includes the quarterly information of Petrobras and its subsidiaries and special purpose entities.

The Company did not present material changes in interests in consolidated companies in the period ended June 30, 2012.

See the accompanying notes to the consolidated financial statements.

4. Accounting practices

The accounting practices and calculation methods used in this consolidated interim financial statements are the same as those adopted in the preparation of the annual financial statements of the Company for the year ended December 31, 2011.

5. Cash and cash equivalents

	June 30,	December 31,
	2012	2011

Cash and banks	1,043	1,989
Financial investments
- In Brazil
Mutual funds - Interbank Deposit	5,706	5,492
Other investment funds	878	2,279
	6,584	7,771
- Abroad	5,393	9,297
Total financial investments	11,977	17,068
Total cash and cash equivalents	13,020	19,057

6. Marketable securities

	June 30,	December 31,
	2012	2011

Trading securities	9,719	8,949
Available-for-sale	2,976	2,921
Held-to-maturity	147	155
	12,842	12,025
Current	9,730	8,961
Non-current	3,112	3,064

The securities for trading refer mainly to investments in treasury notes with maturity terms of more than 90 days and are presented in current assets considering the expectation of their realization in the short term.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

7. Accounts receivable

    7.1 Accounts receivable, net

	June 30,	December 31,
	2012	2011
Trade Accounts Receivable
Third parties	9,764	10,315
Related parties (Note 18)
Jointly controlled entities and associates	1,071	826
Receivables from the eletricity sector	2,054	1,958
Petroleum and alcohol accounts - STN	413	444
Others	2,684	2,953
	15,986	16,496

Allowance for uncollectible accounts	(1,491)	(1,487)
	14,495	15,009

Current	11,317	11,756
Non-current	3,178	3,253

7.2 Changes in the allowance for uncollectible accounts

	June 30,	December 31,
	2012	2011
Opening balance	1,487	1,609
Additions (*)	180	283
Write-offs (*)	(63)	(220)
Cumulative translation adjustment	(113)	(185)
Closing balance	1,491	1,487

Current	897	898
Non-current	594	589

(*)      It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

7.3 Overdue accounts receivable - Third parties

	June 30,	December 31,
	2012	2011
Up to 3 months	638	752
From 3 to 6 months	137	115
From 6 to 12 months	181	141
More than 12 months	1,505	1,590

8. Inventories

	June 30,	December 31,
	2012	2011
Products:
Oil products (*)	5,508	4,886
Fuel Alcohol (*)	245	417
	5,753	5,303

Raw materials, mainly crude oil (*)	7,265	7,915
Maintenance materials and supplies (*)	1,754	1,796
Other	193	196
	14,965	15,210
Current	14,921	15,165
Non-current	44	45

 (*)It includes imports in transit.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

9. Restricted deposits for legal proceedings and guarantees

	June 30,	December 31,
	2012	2011
Non-current asset
Labor	627	603
Tax (*)	628	674
Civil (*)	229	243
Other	64	55
Total	1,548	1,575

(*)  Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

10. Acquisitions and sales of assets

10.1 Business Combinations

Arembepe Energia S.A.

On January 24, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Arembepe Energia S.A. for US$ 35, due to the fact that the partner Nova Cibe Energia S.A. had renounced its subscription right. Additionally, on March 6, 2012, Petrobras exercised its option to purchase the remaining shares owned by its partner for US$ 36 thousand, as established in the Capital Contribution Agreement, and now holds 100% of the total capital (30% in 2011) of the thermoelectric power station.

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

Energética Camaçari Muricy I S.A.

On January 23, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Energética Camaçari Muricy I S.A. for US$ 18, due to the fact that the partner MDC I Fundo de Investimento em Participações had renounced its subscription right.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

In the first quarter of 2012, Petrobras paid in US$ 6 raising its interest to 59.91% of the total capital and, on July 20, 2012, paid in the remaining portion of US$ 10, achieving 71.6% of the total capital (49% in 2011) of the thermoelectric power station.

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

  10.2 Sale of assets and other information

         Signing of agreement – Pasadena Refinery

On June 29, 2012, the Company entered into an out of court agreement which intended to terminate all existing lawsuits between Petrobras group companies and companies members of the Belgian Transcor/Astra group, which controls Astra Oil Trading NV (Astra), including those related to the arbitration process which, in April 2009, recognized Astra’s right to exercise its put option, to sell its interest (50%) in Pasadena Refining System Inc  and PRSI Trading Company to Petrobras America S.A. - PAI.

With the exception of US$ 70, which was recognized in the second quarter of 2012, the amount of US$ 820.5 defined in the agreement had been provided for in prior periods.

With the execution of the agreement and the payment of the respective amount, which occurred on the same day the agreement was signed, both parties give full and general release of all the disputes between them.

         Fair Value Appraisal of GBD

The appraisal of the fair value of the assets acquired and the liabilities assumed from the subsidiary Gas Brasiliano Distribuidora S.A. – GBD was concluded in June 2012. Petrobras Gás S.A. - Gaspetro acquired 100% of GBD’s shares in 2011. This appraisal resulted in the allocation of the purchase price of US$ 280 to intangible assets totaling US$ 209 and to other assets and net liabilities of US$ 71. Therefore, no goodwill was recognized.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

11. Investments

11.1 Investments in jointly controlled entities and associates

	June 30,	December 31,
	2012	2011
Associates and jointly controlled entities
Petrochemical investments	2,870	3,320
Gas distributors	620	563
Guarani S.A.	391	452
Termoaçu S.A.	280	287
Petroritupano - Orielo	244	244
Nova Fronteira Bionergia S.A.	208	231
Petrowayu - La Concepción	176	176
Petrokariña - Mata	104	104
Distrilec S.A.	74	115
Transierra S.A.	68	65
UEG Araucária	64	68
Other associates and jointly controlled entities	659	783
	5,758	6,408

Other investments	112	122
	5,870	6,530

11.2 Investments in listed companies

	Lot of a thousand shares			Quotation on Stock Exchange (US$ per share)		Market value
	June 30,	December 31,		June 30,	December 31,	June 30,	December 31,
Company	2012	2011	Type	2012	2011	2012	2011

Subsidiaries
Petrobras Argentina	678,396	678,396	Common	1.11	1.44	755	976
						755	976

Associates
Braskem	212,427	212,427	Common	5.34	6.28	1,134	1,334
Braskem	75,793	75,793	Preferred A	6.62	6.82	502	517
						1,636	1,851

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

12. Property, plant and equipment, net

12.1 By type of asset

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Oil and gas producing properties	Total
Balance at December 31, 2010	5,256	58,321	83,170	21,357	168,104
Additions	101	1,570	31,840	2,059	35,570
Capitalized interest			4,382		4,382
Business combination			12		12
Write-offs	(25)	(262)	(1,296)	(326)	(1,909)
Transfers	2,413	18,406	(23,598)	8,401	5,622
Depreciation, amortization and depletion	(473)	(5,800)		(3,904)	(10,177)
Impairment - formation		(50)	(150)	(213)	(413)
Impairment - reversal	1	15		36	52
Cumulative translation adjustment	(685)	(5,838)	(9,831)	(2,424)	(18,778)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465
Cost	8,990	104,477	84,529	52,272	250,268
Accumulated depreciation, amortization and depletion	(2,402)	(38,115)		(27,286)	(67,803)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465
Additions	14	1,089	15,516	748	17,367
Capitalized interest			1,959		1,959
Write-offs	(4)	(20)	(1,664)	(10)	(1,698)
Transfers	1,173	13,233	(15,770)	3,360	1,996
Depreciation, amortization and depletion	(243)	(3,154)		(1,854)	(5,251)
Impairment - formation		(1)			(1)
Cumulative translation adjustment	(491)	(4,118)	(5,496)	(1,737)	(11,840)
Balance at June 30, 2012	7,039	73,391	79,074	25,493	184,997
Cost	9,523	111,628	79,074	52,424	252,649
Accumulated depreciation, amortization and depletion	(2,484)	(38,237)		(26,931)	(67,652)
Balance at June 30, 2012	7,039	73,391	79,074	25,493	184,997

Weighted average of useful life in years	25 (25 to 40) excluding land	20 (3 to 31)	Unit of production method

(*) It includes oil and gas exploration and development costs.

At June 30, 2012 the consolidated property, plant and equipment include finance lease assets in the amount of US$ 112 (US$ 95 at December 31, 2011).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

13. Intangible assets

13.1 By type of asset

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2010	47,386	191	816	544	48,937
Addition	496	64	198	11	769
Acquisition through business combination				2	2
Capitalized interest			21		21
Write-off	(167)	(3)	(7)		(177)
Transfers	5	12	(22)	(4)	(9)
Amortization	(87)	(67)	(204)		(358)
Impairment - formation	(1)				(1)
Cumulative translation adjustment	(5,165)	(17)	(87)	(49)	(5,318)
Balance at December 31, 2011	42,467	180	715	504	43,866
Cost	43,356	725	1,512	504	46,097
Accumulated amortization	(889)	(545)	(797)		(2,231)
Balance at December 31, 2011	42,467	180	715	504	43,866
Addition	37	33	62		132
Capitalized interest			9		9
Write-off	(91)	(2)	(3)		(96)
Transfers	12	7	(17)	(15)	(13)
Amortization	(41)	(28)	(74)		(143)
Cumulative translation adjustment	(2,958)	(10)	(50)	(24)	(3,042)
Balance at June 30, 2012	39,426	180	642	465	40,713
Cost	40,328	718	1,450	465	42,961
Accumulated amortization	(902)	(538)	(808)		(2,248)
Balance at June 30, 2012	39,426	180	642	465	40,713

Estimated useful life - years	25	5	5	Indefinite

As of June 30, 2012, the Company’s intangible assets include an Onerous Assignment agreement in the amount of US$ 37,010, entered into in 2010 between the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of 5 billion oil equivalent barrels in up to 40 years renewable for more five years upon certain conditions.

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports.

If the review determines that the acquired rights reach an amount greater than that initially paid, the Company may pay the difference to the Federal Government or may reduce the total volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid by the Company, the Federal Government will reimburse the difference in cash or bonds, subject to the budgetary laws.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

When the effects of the abovementioned review become probable and measurable, the Company will make the respective adjustments to the purchase prices.

The agreement also establishes minimum commitments with respect to acquisition of goods and services from Brazilian suppliers in the exploration and development stages of production which will be subject to proof with ANP. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the agreement.

14. Exploration and evaluation activities of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are as follows:

	June 30,	December 31,
	2012	2011
Capitalized balances in assets
Intangible assets	38,674	41,671
Property, plant and equipment	10,563	10,461
Total assets	49,237	52,132

	Six-month periods ended
	June 30,
	2012	2011
Exploration costs recognized in results
Expenses with geology and geophysics	570	445
Projects without economic viability (it includes dry wells and signature bonuses)	1,702	767
Other exploration expenses	40	48
Total expenses	2,312	1,260

Cash used in activities
Operating activities	652	488
Investment activities	3,415	2,375
Total cash used	4,067	2,863

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

15. Trade accounts payable

	June 30,	December 31,
	2012	2011
Current Liabilities
Third parties
In Brazil	6,039	6,535
Abroad	5,020	4,883
Related parties	349	445
	11,408	11,863

16. Loans and financing

	Current		Non-current
	June 30,	December 31,	June 30,	December 31,
	2012	2011	2012	2011
Abroad
Financial institutions	5,825	7,272	21,279	20,039
Bearer bonds - Notes, Global Notes and Bonds	591	428	28,189	21,026
Other	6	6	5	104
	6,422	7,706	49,473	41,169

In Brazil
Export Credit Notes	52	72	6,426	6,921
BNDES	987	916	19,382	19,930
Debentures	1,012	988	442	529
FINAME	33	42	346	390
Bank Credit Certificate	26	27	1,790	1,922
Other	158	316	1,976	1,857
	2,268	2,361	30,362	31,549
	8,690	10,067	79,835	72,718

Interest on debt	1,026	879
Current portion of long-term debt (principal)	3,690	3,690
Current debt	3,974	5,498
Total current financing	8,690	10,067

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.1 Maturities of the principal and interest of debt in non-current liabilities

June 30,
2012
2013	1,972
2014	4,326
2015	6,464
2016	13,191
2017	8,416
2018 and thereafter	45,466
Total	79,835

16.2 Interest rates for debt in non-current liabilities

	June 30,	December 31,
	2012	2011
Abroad
Up to 6% p.a.	38,755	31,561
From 6 to 8% p.a.	9,440	8,385
From 8 to 10% p.a.	1,166	1,179
From 10 to 12% p.a.	34	34
More than 12% p.a.	78	10
	49,473	41,169

In Brazil
Up to 6% p.a.	3,278	2,870
From 6 to 8% p.a.	16,870	17,225
From 8 to 10% p.a.	9,561	1,930
From 10 to 12% p.a.	569	9,421
More than 12% p.a.	84	103
	30,362	31,549
	79,835	72,718

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.3 Balances per currencies in non-current liabilities

	June 30,	December 31,
	2012	2011
U.S. Dollar	44,856	36,258
Real indexed to U.S. Dollar	13,639	13,830
Real	16,552	17,529
Euro	2,444	2,495
Japanese Yen	1,271	1,544
Pound Sterling	1,073	1,062
	79,835	72,718

The hedges contracted for coverage of Notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

16.4 Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of assets under construction, was 4.6% p.a. in the first half of  2012 (4.9% p.a. in the first half of 2011).

16.5 Capital market funding

The loans and the financing are intended mainly to the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

The main long-term funding carried out in the first half of 2012 is presented as follows:

a)      Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb/12	7,000	2015, 2017, 2021, 2041	Global notes issued in the amounts of US$ 1,250, US$ 1,750, US$ 2,750 and US$ 1,250 with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.
PNBV	Apr/12 to Jun/12	1,879	2018, 2019 and 2023	Loan in the amount of US$ 1,879 from Morgan Stanley Bank, JP Morgan Chase, Citibank Internacional PLC and HSBC Bank PLC at the LIBOR plus market interest.
		8,879

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

b)     In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan/12	202	2023, 2026 and 2028	Issuance of real state credit notes for the construction of a laboratory in the administrative building - IPCA + average spread of 5.3% p.a.
Fundo de Investimento Imobiliário FCM	May/12	254	2025 and 2032	Issuance of receivable certificates for the construction of assets of the Porto Nacional and Porto Cruzeiro do Sul projects - IPCA + 4.0933% p.a. and 4.9781%p.a.
		456

16.6 Funding in the banking market

a)      Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance
Petrobras	China Development Bank	10,000	7,000	3,000
PNBV	Citibank International PLC	686	549	137
PNBV	HSBC Bank PLC	1,000	173	827
PNBV	Export Development Canada	500		500

b)      In Brazil

Company	Agency	Contracted	Used	Balance
Transpetro(*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	4,998	528	4,470
REFAP	BNDES	549	141	408
Petrobras	Caixa Econômica Federal	148		148

(*)Purchase and sale agreements of 49 ships and 20 convoy vessels were signed with 6 Brazilian shipyards in the amount of US$ 5,553, which 90% is financed by BNDES, Banco do Brasil  and Caixa Econômica Federal – CEF.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.7 Guarantees

Petrobras is not required to provide guarantees to financial institutions. There are loans obtained from BNDES which are secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

The loans obtained by special purpose entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

17. Leases

17.1 Minimum receipts/payments of finance leases

	June 30, 2012
	Minimum receipts	Minimum payments

2012	110	23
2013 - 2016	716	80
2017 and thereafter	2,216	164
Estimated receipts/payments of commitments	3,042	267
Less amount of annual interest	(1,386)	(149)
Present value of the minimum receipts/payments	1,656	118
Current	87	22
Non-current	1,569	96
At June 30, 2012	1,656	118

Current	120	44
Non-current	1,518	98
At December 31, 2011	1,638	142

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

17.2 Future minimum payments of operating leases

June 30,
2012
2012	7,727
2013-2016	38,844
2017 and thereafter	27,322
As of June 30, 2012	73,893
As of December 31, 2011	55,513

In the first half of 2012, the Company paid the amount of US$ 4,743 recognized as an expense for the period related to operating leases.

18. Related parties

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At June 30, 2012 and December 31, 2011, losses were not expected on the realization of accounts receivable.

18.1 Transactions with jointly controlled entities, associates, government entities and pension funds

The balances of significant transactions are as follows:

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

	June 30,		December 31,
	2012		2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	1,072	445	826	417
Gas distributors	466	189	467	189
Braskem and its subsidiaries	434	83	87	71
Other associates and jointly controlled entities	172	173	272	157

Government entities and pension funds	22,213	32,219	22,739	36,141
Government bonds	13,608		14,120
Banco do Brasil S.A. (BB)	4,309	5,099	4,300	6,302
Restricted deposits for legal proceedings and guarantees (CEF and BB)	1,647		1,693
Receivable from the Electricity sector (Note 18.2)	2,054		1,958
Petroleum and alcohol account - receivable from Federal government (Note 18.3)	413		444
BNDES	3	20,892	4	21,799
Caixa Econômica Federal (CEF)		4,039	1	4,363
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)		1,940		2,063
Federal government - Proposed dividend and interest on shareholders' equity				597
Petros (Pension fund)		65		188
Other	179	184	219	829
	23,285	32,664	23,565	36,558

Current	18,012	4,327	18,020	6,226
Non-current	5,273	28,337	5,545	30,332

18.2 Receivables from the electricity sector

As of June 30, 2012, the Company had a total amount of US$ 2,054 (US$ 1,958 at December, 31, 2011) of receivables from the electricity sector.

The Company supplies fuel to thermoelectric power plants, direct or indirect subsidiaries of Eletrobras, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras, whose payments for supplying fuel depend directly on the forwarding of funds from AME to these Independent Power Producers.

The balance of these receivables at June 30, 2012 was US$ 1,833 (US$ 1,715 at December 31, 2011), of which US$ 1,411 was overdue (US$ 1,415 at December 31, 2011).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

The Company has been using all available resources in order to recover these receivables. The Company has also made a formal statement to Eletrobras, regarding the necessity of issuing warranties to its controlled entities in order to supply fuel from September 1, 2012 on.

Additionally, the Company has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, based on the conditions of the agreements, are considered a financial lease of the two thermoelectric power plants, as the contracts determine, among other conditions, the disposal of the power plants to the AME at the end of the agreement period with no restitution (20-year term). The balance of theses receivables was US$ 221 (US$ 243 as of December, 31, 2011) and none of which were overdue.

18.3 Petroleum and Alcohol accounts - Receivable from Federal Government

At June 30, 2012, the balance of accounts receivable regarding Petroleum and Alcohol accounts amounted US$ 413 (US$ 444 at December 31, 2011). It may be paid, pursuant to what is established by Provisional Measure 2,181 as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the options above.

In order to conclude the settlement with the Federal Government, the Company has provided all the information required by the National Treasure Office (STN) to mitigate divergences between the parties.

After exhausting negotiation process under the administrative level, the Company filed a lawsuit decided on judicial collection of the aforementioned credit and, accordingly, filed a lawsuit in July 2011.

18.4 Remuneration of employees and officers

The total remuneration for short-term benefits for the Company’s officers during the first half of 2012 was US$ 3.5 referring to eight officers and ten board members (US$ 2.8 in the first half of 2011 referring to seven officers and nine board members).

The fees of the executive board and the board of directors in the first half of 2012 in the consolidated totaled US$ 13.6 (US$ 12.1 in the first half of 2011).

As established in Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of 10 members, after ratification of the employees’ representative in the Annual General Meeting of March 19, 2012.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

19. Provision for decommissioning costs (non-current)

	June 30,	December 31,
Non-current liabilities	2012	2011
Opening balance	4,712	3,904
Revision of provision	15	1,365
Use by Payment	(103)	(284)
Accrual of interest	68	125
Other		63
Cumulative translation adjustment	(324)	(461)
Closing balance	4,368	4,712

20. Taxes

20.1 Recoverable taxes

	June 30,	December 31,
Current assets	2012	2011
Taxes In Brazil:
ICMS	1,645	1,698
PIS/COFINS	1,743	1,253
CIDE	56	77
Income taxes	1,835	1,528
Other taxes	286	225

	5,565	4,781

Taxes Abroad	314	577
	5,879	5,358

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.2 Taxes payable

Current liabilities	June 30,	December 31,
	2012	2011
ICMS	1,161	1,161
PIS/COFINS	530	309
CIDE	180	254
Special Participation / Royalties	2,480	2,767
Withholding income taxes	132	443
Current income taxes	386	263
Other taxes	590	650
	5,459	5,847

20.3 Deferred taxes and social contribution - non-current

	June 30,	December 31,
	2012	2011
Non-current assets
Deferred income taxes	3,494	4,287
Deferred ICMS	995	1,172
Deferred PIS and COFINS	4,349	4,978
Other	269	252
	9,107	10,689
Non-current liabilities
Deferred income taxes	17,221	17,715
Other	6	21
	17,227	17,736

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.4 Deferred income taxes - non-current

Income taxes in Brazil comprise income tax and the social contribution on net income, where the applicable official rates are 25% and 9%, respectively.

            The changes in the deferred income taxes are presented as follows:

	Property, Plant & Equipament
	Exploration costs for the extraction of crude oil and gas	Other	Accounts receivable/payable, loans and financing	Financial leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders’ equity	Other	Total
Balance at December 31, 2010	(10,020)	(1,611)	(1,112)	(673)	298	426	505	453	32	(11,702)
Recognized in the results for the year	(2,388)	(1,289)	472	(110)	88	(21)	203	80	(634)	(3,599)
Recognized in shareholders’ equity				24					(28)	(4)
Cumulative translation adjustment	1,032	594	73	83	(32)	(35)	(74)	(60)	(45)	1,536
Other	2	103	142	(168)	(19)	(27)			308	341
Balance at December 31, 2011	(11,374)	(2,203)	(425)	(844)	335	343	634	473	(367)	(13,428)
Recognized in the results for the period	(1,030)	(613)	1,008	6	16	13	44	(441)	(50)	(1,047)
Recognized in shareholders’ equity									(90)	(90)
Cumulative translation adjustment	914	73	33	67	(37)	(83)	(42)	(20)	(52)	853
Other	(14)	(8)	(80)	(38)	17	(24)			132	(15)
Balance at June 30, 2012	(11,504)	(2,751)	536	(809)	331	249	636	12	(427)	(13,727)

							Deferred tax assets			4,287
							Deferred tax liabilities			(17,715)
							Balance at December 31, 2011			(13,428)

							Deferred tax assets			3,494
							Deferred tax liabilities			(17,221)
							Balance at June 30, 2012			(13,727)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on projections that have been made.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.5 Reconciliation of income taxes

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of taxes recorded are presented as follows:

	Six-month periods ended June 30,
	2012	2011
Income before income taxes	6,208	18,300

Income taxes at statutory rates (34%)	(2,111)	(6,222)

Adjustments for calculation of the effective rate:

· Tax benefit from inclusion of interest on sharholders' equity as operating expenses	502	1,088

· Results of companies abroad subject to different tax rates	112	648

· Tax incentives	93	32

· Tax losses	(201)	(59)

· Permanent exclusions/ (additions), net *	(327)	(2)

· Other	104	77
Income taxes expenses	(1,828)	(4,438)
Deferred income taxes	(1,047)	(2,521)
Current income taxes	(781)	(1,917)
	(1,828)	(4,438)
Effective rate for income taxes	29.4%	24.3%

* It includes equity accounting.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

21. Employee’s benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and abroad, and has a health care plan, with defined benefits, that covers all present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Pension plan	Health Care Plan	Total
Balance at December 31, 2010	2,878	7,074	9,952
Costs incurred in the year	625	1,104	1,729
Payment of contributions	(305)	(365)	(670)
Payment of the financial commitment agreement	(171)		(171)
Other	13		13
Cumulative translation adjustment	(343)	(871)	(1,214)
Balance at December 31, 2011	2,697	6,942	9,639

Current	414	347	761
Non-Current	2,283	6,595	8,878
	2,697	6,942	9,639

Costs incurred in the period	517	565	1,082
Payment of contributions	(153)	(179)	(332)
Payment of the financial commitment agreement	(76)		(76)
Other	9	2	11
Cumulative translation adjustment	(223)	(532)	(755)
Balance at June 30, 2012	2,771	6,798	9,569

Current	382	322	704
Non-Current	2,389	6,476	8,865
	2,771	6,798	9,569

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The net expenditure with the pension and health care plans includes the following components:

	Pension plan
	Defined benefit	Variable contribution	Health care plan	Total
Current service cost	110	131	75	316
Cost of interest:
· With financial commitment agreement	151			151
· Actuarial	1,715	45	469	2,229
Estimated income from the plan's assets	(1,607)	(14)		(1,621)
Amortization of unrecognized actuarial losses	111	5	19	135
Contributions by participants	(113)	(29)		(142)
Unrecognized past service cost	7	2	2	11
Other	2	1		3
Net costs for the period Jan-Jun/2012	376	141	565	1,082

Related to:
Actives employees	185	138	214	537
Retired employees	191	3	351	545
Net costs for the period Jan-Jun/2012	376	141	565	1,082
Net costs for the period Jan-Jun/2011	207	112	567	886

As of June 30, 2012, the balances of the Terms of Financial Commitment, signed by the Company and Petros in 2008, totaled US$ 2,572, of which US$ 25 in interest falls due in 2012. On the same date, the Company held long-term National Treasury Notes in the amount of US$ 2,921. In July, 2012, this warranty was replaced by a crude oil and/or oil products deposit from the inventory of the Company.

In the first half of 2012, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 125.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

22. Shareholders’ equity

22.1 Paid-in capital

As of June 30, 2012, subscribed and fully paid-in capital in the amount of US$ 107,362 is represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

22.2 Dividends

a) Dividends - fiscal year 2011

The Annual General Meeting held on March 19, 2012, approved dividends related to 2011,  in the amount US$ 6,905, corresponding to 38.25% of the basic profit for dividend purposes, and US$ 0.55 per common and preferred share, without distinction, which comprise the capital.

These dividends include interest on shareholders’ equity in the amount of US$ 6,071 and are being distributed as follows:

Payment	Date of approval by Board of Directors	Date of Shareholder position	Date of Payment	Amount of Payment	Gross amount per share (Common and Preferred - US$)
1st payment of interest on shareholders' equity	04.29.2011	05.11.2011	05.31.2011	1,602	0.12
2nd payment of interest on shareholders' equity	07.22.2011	08.02.2011	08.31.2011	1,671	0.12
3rd payment of interest on shareholders' equity	10.28.2011	11.11.2011	11.30.2011	1,407	0.12
4th payment of interest on shareholders' equity	12.22.2011	01.02.2012	02.29.2012	1,391	0.12
Dividends	02.09.2012	03.19.2012	05.18.2012	834	0.07
				6,905	0.55

 b) Interest on shareholders’ equity – fiscal year 2012

The Company’s Board of Directors approved on April 27, 2012, the early distribution of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00, in the amount of US$ 1,290 corresponding to a gross value of US$ 0.10 per common and preferred shares, which payment occurred on May 31, 2012, based on the shareholding position of May 11, 2012.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

This interest on shareholders’ equity should be discounted from the remuneration that will be distributed on the closing of fiscal year 2012. The amount will be monetarily restated in accordance with the variation of the SELIC rate since the date of effective payment until the end of the aforementioned year.

The interest on shareholders’ equity is subject to 15% of withholding income tax, except for shareholders that are declared immune or exempt.

22.3 Earnings per Share

	Six-month periods ended June 30,
	2012	2011
Net income atributable to Petrobras' shareholders	4,527	13,445
Weighted average of the number of common and preferred shares outstanding (No. of shares)	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.35	1.03

23. Sales revenues

	Six-month periods ended June 30,
	2012	2011

Gross sales revenue	88,918	89,052
Sales charges	(16,849)	(18,216)
Sales revenues	72,069	70,836

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

24. Other operating income and expenses, net

	Six-month periods ended June 30,
	2012	2011

Pension and health care plans	(545)	(480)
Losses and contingencies with judicial proceedings	(454)	(108)
Institutional relations and cultural projects	(372)	(348)
Unscheduled stoppages and pre-operating expenditures	(442)	(402)
Adjustment to market value of inventories	(472)	(160)
Corporate expenditures on health, safety and environment	(139)	(191)
Operating expenses with thermoelectric power stations	(56)	(62)
Gains on disposal of non-current assets	16	(149)
Government Grants	304	133
E&P joint arrangement charge/refund	74	(82)
Other	(136)	(518)
	(2,222)	(2,367)

25. Expenses by nature

	Six-month periods ended June 30,
	2012	2011
Raw material / products purchased	(30,129)	(28,855)
Production taxes	(8,441)	(8,035)
Personnel expenses	(5,633)	(5,840)
Depreciation, depletion and amortization	(5,394)	(4,643)
Finished goods and work in progress inventories variation	928	3,600
Contracted services, freight, rent and general charges	(10,300)	(10,037)
Projects without economic viability (It includes dry wells and signature bonuses)	(1,702)	(766)
Taxes expenses	(170)	(215)
Losses with judicial and administrative procedures	(454)	(108)
Institutional relations and cultural projects	(372)	(348)
Unscheduled stoppages and pre-operating expenses	(442)	(402)
Expenditures on health, safety and environment	(139)	(191)
Adjustment to market value of inventories	(472)	(160)
Impairment	(1)	(2)
	(62,721)	(56,002)

Cost of sales	(52,461)	(46,389)
Selling expenses	(2,528)	(2,599)
Administrative and general expenses	(2,516)	(2,490)
Exploration costs	(2,312)	(1,317)
Research and development expenses	(512)	(625)
Other taxes	(170)	(215)
Other operating income and expenses, net	(2,222)	(2,367)
	(62,721)	(56,002)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

26. Financial income (expenses), net

	Six-month periods ended June 30,
	2012	2011

Exchange and monetary variation on net debt (*)	(1,617)	1,293
Expenses on debt	(2,608)	(2,367)
Income from investments and marketable securities	1,027	1,570
Financial result on net debt	(3,198)	496

Capitalized financial charges	1,968	2,251
Gains (losses) on derivatives	47	(104)
Income from marketable securities	96	270
Other financial expenses and income, net	47	(20)
Other exchange and monetary variations, net	(1,960)	153
Financial income (expenses), net	(3,000)	3,046

Financial income (expenses), net
Income	1,511	2,187
Expenses	(933)	(587)
Exchange and monetary variations, net	(3,578)	1,446
	(3,000)	3,046

(*) Includes monetary variation on in local currency indexed to the variation of the US dollar.

27. Supplementary information on the statement of cash flows

	Six-month periods ended June 30,
	2012	2011
Amounts paid and received during the period
Income taxes	483	624
Third party withholding income taxes	1,276	1,141

Investment and financing transactions not involving cash
Acquisition of property, plant and equipement on credit	144	5
Formation of provision for decommissioning costs		3

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

28. Segment Information

Consolidated assets by Business Segment - 06/30/2012

	Exploration	Refining,	Gas
	and	Transportation	&
Assets	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	5,742	21,372	2,923	132	3,798	3,789	26,525	(6,734)	57,547
Non-current assets	133,694	64,226	23,934	1,038	3,597	14,763	12,179	(274)	253,157
Long-term receivables	4,207	4,234	1,599	17	665	2,350	8,779	(274)	21,577
Investments	28	2,895	1,101	763	17	967	99		5,870
Property, plant and equipment, net	91,674	56,944	20,861	258	2,517	9,885	2,858		184,997
Intangible assets	37,785	153	373		398	1,561	443		40,713

As of June 30, 2012	139,436	85,598	26,857	1,170	7,395	18,552	38,704	(7,008)	310,704

Consolidated assets by Business Segment - 12/31/2011

Current assets	5,617	21,966	2,509	128	4,241	4,410	31,500	(7,269)	63,102
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	13,826	(336)	256,308
Long-term receivables	4,140	4,217	1,626	17	663	2,913	10,207	(336)	23,447
Investments	12	3,362	1,152	859	45	999	101		6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022		182,465
Intangible assets	40,805	156	390		426	1,593	496		43,866

As of December 31, 2011	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement of Income per Business Area - 2012

	Six-month period ended June 30, 2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power
				Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	38,839	59,265	5,315	212	19,818	9,072		(60,452)	72,069
Intersegments	38,659	18,702	688	154	387	1,862		(60,452)
Third parties	180	40,563	4,627	58	19,431	7,210			72,069
Cost of sales	(16,843)	(66,101)	(4,179)	(225)	(18,064)	(7,059)		60,010	(52,461)
Gross profit	21,996	(6,836)	1,136	(13)	1,754	2,013		(442)	19,608
Income (expenses)	(3,097)	(2,259)	(558)	(62)	(1,079)	(719)	(2,548)	62	(10,260)
Selling, administrative and general expenses	(259)	(1,616)	(456)	(34)	(1,087)	(448)	(1,206)	62	(5,044)
Exploration costs	(2,190)					(122)			(2,312)
Research and development expenses	(231)	(97)	(14)	(20)	(1)		(149)		(512)
Other taxes	(24)	(30)	(18)	(1)	(9)	(46)	(42)		(170)
Other operating income and expenses, net	(393)	(516)	(70)	(7)	18	(103)	(1,151)		(2,222)
Income before financial results and income taxes	18,899	(9,095)	578	(75)	675	1,294	(2,548)	(380)	9,348
Financial income (expenses), net							(3,000)		(3,000)
Equity in results of non-consolidated companies	(1)	(181)	85	(32)	1	(6)	(6)		(140)
Income before income taxes	18,898	(9,276)	663	(107)	676	1,288	(5,554)	(380)	6,208
Income taxes	(6,425)	3,092	(196)	26	(230)	(671)	2,446	130	(1,828)
Net income	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380
Net income attributable to:
Shareholders of Petrobras	12,477	(6,184)	445	(81)	446	580	(2,906)	(250)	4,527
Non-controlling interests	(4)		22			37	(202)		(147)

	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement of Income per Business Area - 2011

	Six-month period ended June 30, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power
				Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	36,306	58,193	4,631	148	21,427	8,275		(58,144)	70,836
Intersegments	36,149	18,802	652	123	383	2,035		(58,144)
Third parties	157	39,391	3,979	25	21,044	6,240			70,836
Cost of sales	(15,513)	(58,794)	(2,943)	(177)	(19,706)	(6,415)		57,159	(46,389)
Gross profit	20,793	(601)	1,688	(29)	1,721	1,860		(985)	24,447
Income (expenses)	(2,286)	(1,987)	(727)	(55)	(1,172)	(943)	(2,523)	80	(9,613)
Selling, administrative and general expenses	(247)	(1,537)	(538)	(34)	(1,143)	(461)	(1,180)	51	(5,089)
Exploration costs	(1,164)					(153)			(1,317)
Research and development expenses	(336)	(111)	(32)	(5)	(3)		(138)		(625)
Other taxes	(21)	(24)	(20)		(14)	(52)	(84)		(215)
Other operating income and expenses, net	(518)	(315)	(137)	(16)	(12)	(277)	(1,121)	29	(2,367)
Income before financial results and income taxes	18,507	(2,588)	961	(84)	549	917	(2,523)	(905)	14,834
Financial income (expenses), net							3,046		3,046
Equity in results of non-consolidated companies		218	145	26	1	29	1		420
Income before income taxes	18,507	(2,370)	1,106	(58)	550	946	524	(905)	18,300
Income taxes	(6,289)	866	(327)	29	(191)	(55)	1,209	320	(4,438)
Net income	12,218	(1,504)	779	(29)	359	891	1,733	(585)	13,862
Net income attributable to:
Shareholders of Petrobras	12,227	(1,497)	775	(29)	359	882	1,313	(585)	13,445
Non-controlling interests	(9)	(7)	4			9	420		417
	12,218	(1,504)	779	(29)	359	891	1,733	(585)	13,862

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement per International Business Segment – June 2012/2011

	Six-month period ended June 30, 2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	2,702	4,629	292	2,575		(1,126)	9,072
Intersegments	1,913	1,053	18	4		(1,126)	1,862
Third parties	789	3,576	274	2,571			7,210

Net income before financial results and income taxes	1,537	(184)	32	39	(132)	2	1,294

Net income attributable to shareholders of Petrobras	896	(182)	14	38	(186)		580

	Six-month period ended June 30, 2011
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	2,389	4,302	279	2,451		(1,146)	8,275
Intersegments	1,927	1,224	21	17		(1,154)	2,035
Third parties	462	3,078	258	2,434		8	6,240

Net income before financial results and income taxes	954	96	52	20	(215)	10	917

Net income attributable to shareholders of Petrobras	897	101	55	21	(203)	11	882

Total Assets

As of June 30, 2012	14,233	3,253	767	1,019	1,557	(2,277)	18,552

As of December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

29. Legal proceedings and contingencies

The Company is defendant in numerous legal proceedings of a tax, civil, labor and environmental nature, arising from the normal course of its operations. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best estimates.

29.1 Provisions for legal proceedings

The Company recorded provisions in an amount sufficient to cover the losses considered as probable and reasonably estimable. Among which, the main proceedings are related to income tax withheld at source for issuing securities abroad, losses and damages as result of the cancellation of an assignment of a federal VAT (IPI) credits to a third party; and indemnifications for fishermen cruising out of an oil spillage that occurred in Rio de Janeiro in January 2000.

The Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras with respect to compensation for pain and suffering, financial damages and environmental recovery due to oil spillages: (i) at Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, with provisions in 2011, which updated amount as of June 2012 is US$ 34; and (ii) in the Araucária – Paranaguá polyduct (OLAPA), at the headwaters of Rio do Meio (the Meio river), in the town of Morretes – PR, on February 16, 2001: which resulted in a reconciliation agreement signed on April 26, 2012, provided for in March, 2012 of US$ 52, US$ 46 of which were paid in May, 2012 and US$ 6 are provisioned in order to support expenses to recover the area.

The amounts recorded as provisions, net of restricted deposits for legal proceedings, are as follows:

	June 30,	December 31,
Non-current liabilities	2012	2011
Labor claims	164	155
Tax claims	359	352
Civil claims (*)	206	159
Other claims	79	60
	808	726

          (*) Net of restricted deposits for legal proceedings and guarantees, when applicable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	June 30,	December 31,
	2012	2011
Opening Balance	726	759
Addition of provision	412	319
Payments	(278)	(113)
Transfers by deposits in court	(17)	(161)
Accrual of interest	33	43
Other	(68)	(121)
Closing Balance	808	726

          (*) It includes cumulative translation adjustment.

29.2  Legal proceedings classified as possible losses (not provided for)

Estimates
Tax	18,400
Civil - General	5,224
Labor	1,408
Civil - Environmental	525
Other	5
25,562

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The following tables present in detail the main lawsuits of a tax, civil and labor nature, whose expectations of loss are classified as possible:

a)  Proceedings of a tax nature

Description of proceedings of a tax nature	Estimate

Plaintiff: Federal Revenue Department of Brazil
1) Deduction from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and a fine on the renegotiation of the Petros Plan.
Current situation: Awaiting a hearing of an administrative appeal at the 2nd instance.	1,594
2) Profit of subsidiaries and associates domiciled abroad in 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	1,574
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to benefits to the employees and Petros.
Current situation The question is being argued in the ambit of two processes at the administrative level.	762
4) Income tax withheld at source (IRRF) on remittances for payment of affreightment of vessels in the period from 1999 to 2002.
Current situation: The Company is discussing the issue in the judicial sphere and has a preliminary decision that ensures the suspension of the tax liability.	2,352
5) Non payment of CIDE on imports of naphtha sold to Braskem. . Current situation: The issue is being discussed at the administrative level.	1,500

6) Non-payment of CIDE in the period from March 2002 till October 2003 in transactions with distributors and petrol stations that were holders of judicial injunctions that determined the sale without transfer of that tribute.

Current situation: Awaiting a hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	621
7) Non-payment of tax on financial operations (IOF) on intercompany loans. . Current situation: Awaiting a hearing of an appeal at the administrative instance.	597
8) Income tax withheld at source (IRRF) on remittances abroad for payment of petroleum imports. Current situation: Awaiting a hearing of an appeal at the administrative instance.	719

Plaintiff: State Finance Department of Rio de Janeiro
9) ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment. Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	1,225
10) Difference in ICMS rate in operations of sale of aviation kerosene, due to the declaration of unconstitutionality of Decree 36,454/2004.
Current situation: The question involves processes which are in progress at the administrative level, where the Company has presented its defense.	775

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Description of proceedings of a tax nature	Estimate

Plaintiff: State Finance Department of São Paulo
11) Withdrawal of collection of ICMS on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current situation: One of the processes is in the administrative stage and another was submitted to judicial proceedings, obtaining a decision favorable to the Company.	2,050

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.

12) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	500

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13) Use of ICMS credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	355
14) Other processes of a tax nature	3,776

Total for proceedings of a tax nature	18,400

b) Proceedings of a civil nature - General

Description of proceedings for a civil nature	Estimate

Plaintiff: Porto Seguro Imóveis Ltda.

1) Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff claims that the Company indemnify it in 5% as a premium and 20% of the same amount as lawyers' fees to Lobo & Ibeas Advogados.

Current situation: This matter is currently before the Superior Court and the Federal Supreme Court, awaiting trial docket designation in light of the special appeal brought by the Company. There is a chance that this appeal may be decided in the second half of 2012.	3,753
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

2) Differences in the payment of special participation charge in fields of the Campos Basin: Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador fields. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs.

Current stage: With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts. The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently before the first instance, in the production of evidence phase.	566
3) Other proceedings of a civil nature	905

Total for proceedings of a civil nature	5,224

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

c)  Proceedings of a labor nature

Description of proceedings for a labor nature	Estimate

Plaintiff: SINDIPETRO / Norte Fluminense 1) The plaintiff filed a claim related to the failure to pay overtime for holidays worked and compensatory damages (suppression of extra shift)
Current situation: Denial of the claim in first instance The union’s appeal was sustained, granting the payment. The Company filed an appeal that is pending judgment .	546
2) Other proceedings of a labor nature	862

Total for proceedings of a labor nature	1,408

29.3 Joint Ventures contingencies – Frade field

In November 2011, there was an oil spillage in the Frade field, located in the Campos basin, which is operated by Chevron Brasil. The federal public prosecutor is conducting an investigation and has initiated a process claiming US$ 10 billion in damages against Chevron Brazil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., where the latter was operator of the platform at the time of the spillage.

In April 2012, a new public civil suit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to droplets of oil identified in underwater images within the Frade field. In this suit the Federal Public Attorney’s Office intends to condemn the defendants to a further US$ 10 billion as compensation for damages to the community.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second suit, as the oil was not identified on the surface, it is not even possible to conceive of the existence of any actual damage to the community.

Petrobras holds a 30% interest in the Frade consortium. Although it is not a party to the legal suits, because of its equity interest, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs referring to the compensations.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

29.4 Contingencies assets

29.4.1  Recovery of maintenance costs – Barracuda & Caratinga

In 2006, Petrobras, as representant of Barracuda & Caratinga Leasing Company B.V. (BCLC), filed to an arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain indemnifications for maintenance costs incurred on flexible lines of the Barracuda and Caratinga field, during the period covered by a contractual guarantee.

On September 21, 2011, the arbitration Court decided in favor of BCLC, definitively, condemning KBR to indemnify US$ 168, pleaded in the arbitration, plus Petrobras’ internal costs in conducting the arbitration, in addition to legal fees and costs of the arbitration. After the decision, the Company recognized the amount of US$ 168 in non-current assets.

30. Guarantees for concession agreements for oil exploration

Petrobras gave guarantees to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in the total amount of US$ 3,152 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with US$ 2,837,  net of commitments already undertaken, remaining in force. Of this amount, US$ 1,648 corresponds to a lien on the oil from previously identified fields already in production, and US$ 1,188 refers to bank guarantees.

31. Risk management and derivative instruments

The Company is exposed to a series of financial risks arising from its operations. These risks include market risk related to the price of oil and oil products, exchange and interest rates, credit risk and liquidity risk.

 31.1 Risk  management

The Petrobras risk management policy aims at contributing towards an appropriate equilibrium between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the Company may achieve its strategic goals.

The Executive Board, responsible for the management of the Company's risks, set up the Financial Integration Committee to periodically assess and establish guidelines for measuring, monitoring, and managing the risks, and to support its decisions. This Committee is permanently composed of all the executive managers of the financial department, and the executive managers of the business departments are convened for discussions of specific themes.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

 31.2 Market risk

31.2.1 Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the prices cycle, not using derivatives for hedging the purchases and sales that aim to attend the Company’s operational requirements.

Operations with derivatives are limited to hedging the expected results from transactions carried out abroad, which are usually short-term, accompanying the terms of commercial operations.

The main parameters used in risk management, for changes in the Company's prices of oil and oil products, in the transactions carried out abroad, are: operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)   Notional amount, fair value and guarantees of derivative instruments of oil and oil products

	Notional value (in thousand of bbl)*		Fair value recorded**
	June 30,	December 31,	June 30,	December 31,
Statement of financial position	2012	2011	2012	2011

Future Contracts	(8,205)	(6,217)	(9)	18
Purchase commitments	40,268	30,193
Sale commitments	(48,473)	(36,410)

Options Contracts	123	(2,130)	(5)	(3)

Call	(600)	(730)	(3)	(2)
Long position	14,628	6,728
Short position	(15,228)	(7,458)

Put	723	(1,400)	(2)	(1)
Long position	25,783	3,990
Short position	(25,060)	(5,390)

Forward contracts	125	275	(0.5)
Long position	125	275
Short position

Total recorded in the current assets and liabilities			(14.5)	15

* A negative notional value (in bbl) represents a short position.

** Negative fair values were recorded in other liabilities and positive fair values in assets.

	Six-month periods ended June 30,
Financial income	2012	2011
Gain (loss) recorded in the income statement for the period	52	(116)

	June 30,	December 31,
Guarantees given as collateral	2012	2011
Generally consist of deposits	66	90

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

b)    Sensitivity analysis of derivatives of oil and oil products

The probable scenario is the fair value at June, 30, 2012. The stressed scenarios consider changes on the risk variable prices of 25% and 50%, respectively, comparatively to June, 30, 2012.

Oil and Oil Products	Risk	Probable Scenario in June, 30, 2012	Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Brent	Derivative (Brent prices increase)	(2)	(209)	(417)
	Inventories (Brent prices decrease)	4	200	396
		2	(9)	(21)

Diesel	Derivative (Diesel prices increase)	5	(4)	(14)
	Inventories (Diesel prices decrease)	(4)	2	9
		1	(2)	(5)

Freight	Derivative (Freight costs decrease)	(0.5)	(1)	(1)
	Inventories (Freight costs increase)	0.5	1	1

Gasoline	Derivative (Gasoline prices increase)	(8)	(22)	(37)
	Inventories (Gasoline prices decrease)	3	17	31
		(5)	(5)	(6)

LLS	Derivative (LLS prices decrease)	(0.5)	(14.8)	(30)
	Inventories (LLS prices increase)	1	15.3	30
		0.5	0.5

Fuel Oil	Derivative (Fuel Oil prices increase)	0.5	(113)	(227)
	Inventories (Fuel Oil prices decrease)	(4)	109	223
		(3.5)	(4)	(4)

Propane	Derivative (Propane prices increase)	(2)	(10)	(17)
	Inventories (Propane prices decrease)	8	17	26
		6	7	9

WTI	Derivative (WTI prices decrease)	8	(79)	(111)
	Inventories (WTI prices increase)	(5)	65	135
		3	(14)	24

c)     Embedded derivatives – sale of ethanol

The Company entered into a sales agreement of ethanol a price formula set in the time of signing the contract. The selling price is based on the prices of ethanol and of naphtha.

Considering that the quotation for naphtha does not have a strict relationship with the market cost or value of ethanol, the portion referring to the derivative instrument was separated from the main agreement and recognized at fair value (level 3), and classified as financial income. The Company determined the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The notional and fair values and the sensitivity analysis of the swap are presented below:

				Sensitivity analysis
		Fair Value
Forward Contract	Notional value (in thousand of m³)	June 30, 2012	December 31, 2011	Risk	Probable Scenario*	Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Long position				Decrease in spread Naphtha x Ethanol
(maturity in 2015)	644	(6)	26		(2)	(8)	(9)

*The probable scenario was obtained by the difference between future contracts of ethanol and naphtha expiring on September, 30, 2012.

	Six-month periods ended June 30,
Financial Income	2012	2011
Gain (loss) recorded in the results for the period	(6)	(1)

The Company determined the fair value of this contract based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

31.2.2 Exchange risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate that reference asset and liabilities positions.

As regards exchange risk management, Petrobras seeks to identify and handle them in an integrated manner, and treat them or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The risk management is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee.  The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

a)   Main transactions and future commitments hedged by foreign currency derivative operations

Cross Currency Swap

Yen vs. Dollar

The Company contracted a cross currency swap, aimed at fixing in dollars the Company's bonds issued in yens. The Company does not intend to settle these contracts before the end of term. For this relation between the derivative and the loan, qualified as cash flow hedge, the hedge accounting was adopted.

Changes in fair value, to the extent the hedge is effective, which is tested quarterly, are reported in accumulated other comprehensive income until the results of the hedged item occurs.

b) Notional value, fair value and guarantees

	Notional value (in million)		Fair Value

Statement of financial position	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

Cross Currency Swap ( maturity in 2016)			112	130
Asset position (JPY) - 2.15%p.a.	JPY 35,000	JPY 35,000	474	494
Liability position (USD) - 5.69%p.a.	USD 298	USD 298	(362)	(364)

Swap ( maturity in 2012)				17
Asset position - USD		USD 127		128
Liability position - R$ CDI		BRL 199		(111)

Purchase of forward dollar	USD 1,453		43

Sale of forward dollar	USD 575	USD 87	(7)	(2)

Total recorded in assets and liabilities			148	145

			Six-month periods ended June 30,
Financial result and shareholders' equity			2012	2011
Gain (loss) recorded in the results for the period			(1)	13
Gain (loss) recorded in shareholders' equity			8	(6)

The existing foreign currency rate derivative operations do not require a guarantee margin deposit.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

c) Sensitivity analysis of financial instruments subject to exchange variation

The probable scenario based on external data, as well as the stressed scenarios (25% and 50% of exchange variation) are, as follows:

Financial Instruments	Exposure in 06.30.2012	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
Financial Instruments (Assets)	6,093	Dollar	(96)	1,523	3,047
Financial Instruments (Liabilities)	(43,032)		677	(10,758)	(21,516)
Forward Derivative (Long)	1,453		(23)	363	726
Forward Derivative (Short)	(575)		9	(144)	(287)
	(36,061)		567	(9,016)	(18,030)

Financial Instruments (Assets)	2	Yen			1
Financial Instruments (Liabilities)	(1,337)		3	(334)	(668)
Derivative - Cross-currency Swap	438		1	94	155
	(897)		4	(240)	(512)

Financial Instruments (Assets)	506	Euro	(11)	126	253
Financial Instruments (Liabilities)	(2,667)		57	(667)	(1,333)
	(2,161)		46	(541)	(1,080)

Financial Instruments (Assets)	148	Pound	(1)	37	74
Financial Instruments (Liabilities)	(1,111)		7	(278)	(555)
	(963)		6	(241)	(481)

Financial Instruments (Assets)	331	Peso	(10)	83	166
Financial Instruments (Liabilities)	(1,206)		39	(301)	(603)
	(875)		29	(218)	(437)

	(40,957)		652	(10,256)	(20,540)

* The probable scenarios were calculated considering the following risks for September, 30, 2012: Real x Dollar – 1.57% depreciation of the Dollar against the Real / Dollar x Yen – 0.26% depreciation of the Yen / Dollar x Euro: 2.15% depreciation of the Euro / Dollar x Pound: 0.69% depreciation of the Pound / Dollar x Peso: 3.21% depreciation of the Peso. The data were obtained from Focus report and Bloomberg.

The Company has assets and liabilities subject to foreign exchange variations, which main exposure is the Real against the U.S. dollar. The balances of assets and liabilities in foreign exchange of subsidiaries and controlled companies outside of Brazil are not included on the exposure above, when transacted in currency equivalent to its respective functional currencies.

Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the impact of possible exchange variations does not jeopardize the liquidity of the Company in the short term, as most of its debt mature in the long term.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

31.2.3 Interest rate risk management

Petrobras is subject mainly to fluctuations of the LIBOR, in the financing expressed in foreign currency, and to the long-term interest rate, published by the Central Bank, in the financing expressed in Reais. An increase in the rates negatively impacts the Company's financial expenses and financial position.

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, it does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras group.

a) Main transactions and future commitments hedged by operations with derivatives

Swap contracts

Floating interest rate ( Libor USD) vs. Fixed rate (USD)

The Company contracted an interest rate swap in order to transform financing tied to a floating rate into a fixed rate in order to eliminate the mismatch between the cash flows of assets and liabilities of an investment project. The Company does not intend to settle the operation before its maturity and, therefore, adopted hedge accounting for the relationship between the financing and the derivative.

Other positions held are shown in the table below:

b) Notional value, fair value, guarantees and sensitivity analysis of the interest rate derivatives

	Notional value (in million)		Fair Value

Statement of financial position	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

Swaps (maturity in 2020)
Liability position	USD 469	USD 478	(44)	(36)

Swaps ( maturity in 2015)			(1.5)	(1.5)
Asset position - Euribor	EUR 18	EUR 20	0.5	0.5
Liability position - Fixed rate of 4.19%	EUR 18	EUR 20	(2)	(2)

Total recorded in assets and liabilities			(45.5)	(37.5)

		Six-month periods ended June 30,
Financial result and shareholders' equity		2012	2011
Gain (loss) recorded in the results for the period		(0.5)
Gain (loss) recorded in shareholders' equity		(11)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Interest Rate Derivatives	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)
HEDGE (Derivative - Swap)	Libor decline	(7)	1	2
Debt	Libor increase	7	(1)	(2)
Net Effect

HEDGE (Derivative - Swap)	Euribor decline			0.5
Debt	Euribor increase			(0.5)
Net Effect
* The probable scenario was obtained based on LIBOR futures.

The existing interest rate derivative operations do not require a guarantee margin deposit.

31.3 Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of Executive Manager for Finances and the Executive Manager for the commercial department.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis, concession and management process.

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients on the Brazilian market and foreign markets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Loans to financial institutions are distributed among the major international banks considered by the international risk classifiers as Investment Grade and the most important Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative transactions outstanding.

31.4 Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The policy on liquidity risk management adopted by the Company provides for the continued lengthening of the maturity of its debt, exploring the financing capacity of the domestic market and developing a strong presence in the international capital market by broadening the investor’s base in fixed income.

Petrobras finances the working capital through the centralization of the System’s cash and assuming short-term debt that are usually related to the flow of trade, as export credit notes and advances on exchange contracts. Investments in non-current assets are financed through long-term debt as issuing bonds in the international market, credit bureaus, financing and pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

The principal and interest from debts by maturity:

Maturity	As of June 30, 2012
2012	9,315
2013	8,254
2014	9,078
2015	11,510
2016	17,843
2017	11,993
2018 and thereafter	62,084
Balance at June 30, 2012	130,077
Balance at December 31, 2011	122,284

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

31.5 Financial investments (operations with derivatives)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide the managers with greater flexibility in their quest for efficiency in the management of available funds.

The market values of the derivatives held in the exclusive investment funds at June 30, 2012 are as follows:

Contract	Quantity	Notional value	Fair value	Maturity

Future DI	(80,478)	(3,482)	(0.5)	2012 to 2014
Long position	42,551	2,039	(0.5)
Short position	(123,029)	(5,521)
Future dollar	545	49	(0.5)	2012
Long position	545	49	(0.5)
Short position

32. Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

At June 30, 2012, the estimated fair value for the Company’s long term debt was US$ 83,098 and calculated at prevailing market rates, considering natures, terms and risks similar to the recorded contracts, and it may be compared with the carrying value of US$ 79,805.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is presented as follows:

	Fair value measured based on
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	12,695			12,695
Foreign currency derivatives	43	111		154
Balance at June 30, 2012	12,738	111		12,849
Balance at December 31, 2011	11,922	130	26	12,078

Liabilities
Foreign currency derivatives	(7)			(7)
Commodity derivatives	(14)			(14)
Interest derivatives	(45.5)		(6)	(51.50)
Balance at June 30, 2012	(66.5)		(6)	(72.5)
Balance at December 31, 2011	(55)	(2)		(57)

33. Subsequent events

Lines of Credit

On July, 10, 2012, the Company contracted lines of credit of up US$ 4,624 from BNDES. On July, 19, 2012, the Company registered the use of US$ 3,553, of which US$ 1,607 was withdrawn on July, 25, 2012 to be used on the modernization of the domestic refining units. The principal will be amortized in 84 monthly payments commencing in September, 2015.

On August, 1, 2012, US$ 500 was withdrawn by PNBV from the line of credit provided by Export Development Canada bank, with an average maturity of 7 years.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

34. Condensed Consolidated Financial Information Related to Guaranteed Securities Issued        by Subsidiaries

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities of Petrobras International Finance Company - PifCo, a 100-percent-owned subsidiary of Petrobras.

The following condensed consolidated financial information is provided for Petróleo Brasileiro S.A. – Petrobras, as guarantor, and for Petrobras International Finance Company – PifCo, as issuer, as an alternative to providing separate financial statements for the issuer in accordance with Reg SX 3-10 (c). The accounts of Petrobras and PifCo are presented using the equity method of accounting for investments in subsidiaries.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

			As of June 30,2012
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Assets

Current assets	45,715	4,343	33,979	(26,490)	57,547
Cash and cash equivalents	6,092	2,585	7,973	(3,630)	13,020
Marketable securities	13,306		3,087	(6,663)	9,730
Accounts receivable, net	3,930	11	6,109	1,267	11,317
Intercompany receivable	4,471	16	11,199	(15,686)
Inventories	11,834		4,250	(1,163)	14,921
Other current assets	6,082	224	1,361	892	8,559
Discontinued operations		1,507		(1,507)

Non-current assets	209,903	25,691	96,341	(78,778)	253,157

Intercompany receivable	6,109	25,691	12,738	(44,538)
Marketable securities	2,944		4,792	(4,624)	3,112
Deferred tax assets	5,209		3,186	712	9,107
Other long-term assets	4,030		5,565	(237)	9,358

Investments	32,339		2,497	(28,966)	5,870
Property, plant and equipment , net	120,550		65,559	(1,112)	184,997
Intangible assets	38,722		2,004	(13)	40,713

Total assets	255,618	30,034	130,320	(105,268)	310,704

Liabilities

Current liabilities	27,422	2,914	17,890	(17,102)	31,125
Current debt	1,229	2,761	4,700		8,690
Trade accounts payable	6,398	26	4,984		11,408
Intercompany payables	6,692	4	4,996	(11,692)
Taxes payable	4,526		933		5,459
Other current liabilities	8,577	113	2,277	(5,399)	5,568
Discontinued operations		10		(10)

Non-current liabilities	61,584	28,041	74,083	(51,787)	111,921
Long-term debt	21,008	28,041	30,786		79,835
Deferred tax liabilities	15,422		1,805		17,227
Intercompany payables	10,906		39,503	(50,409)
Other non-current liabilities	14,248		1,990	(1,379)	14,859

Petrobras shareholder's equity	166,612	(921)	37,286	(36,363)	166,613

Non-controlling interests			1,060	(15)	1,045

Total liabilities and shareholder's equity	255,618	30,034	130,320	(105,268)	310,704

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

			As of December 31,2011
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Assets

Current assets	50,778	6,515	34,599	(28,790)	63,102
Cash and cash equivalents	10,053	4,087	9,426	(4,509)	19,057
Marketable securities	12,595	558	12	(4,204)	8,961
Accounts receivable, net	3,989	1	7,167	599	11,756
Intercompany receivable	7,243	2	11,363	(18,608)
Inventories	11,960		4,467	(1,262)	15,165
Other current assets	4,938	320	2,164	741	8,163
Discontinued operations		1,547		(1,547)

Non-current assets	212,334	16,998	87,193	(60,217)	256,308

Intercompany receivable	6,107	12,387	6,592	(25,086)
Marketable securities	2,782	4,611	2,878	(7,207)	3,064
Deferred tax assets	6,580		3,370	739	10,689
Other long-term assets	3,884		6,004	(194)	9,694

Investments	29,989		3,896	(27,355)	6,530
Property, plant and equipment , net	121,176		62,403	(1,114)	182,465
Intangible assets	41,816		2,050		43,866
Diferido

Total assets	263,112	23,513	121,792	(89,007)	319,410

Liabilities

Current liabilities	30,352	3,311	22,918	(20,217)	36,364
Current debt	1,393	3,045	5,629		10,067
Trade accounts payable	6,541	5	5,317		11,863
Intercompany payables	6,531	3	8,643	(15,177)
Taxes payable	4,935		912		5,847
Other current liabilities	10,952	95	2,417	(4,877)	8,587
Discontinued operations		163		(163)

Non-current liabilities	56,922	20,930	60,777	(32,693)	105,936
Long-term debt	21,790	20,930	29,998		72,718
Deferred tax liabilities	15,682		2,054		17,736
Intercompany payables	5,245		26,486	(31,731)
Other non-current liabilities	14,205		2,239	(962)	15,482

Petrobras shareholder's equity	175,838	(728)	36,957	(36,229)	175,838

Non-controlling interests			1,140	132	1,272

Total liabilities and shareholder's equity	263,112	23,513	121,792	(89,007)	319,410

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	Six-month periods ended June 30, 2012
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	55,650		57,795	(41,376)	72,069
Third parties	33,960		38,109		72,069
Intercompany	21,690		19,686	(41,376)
Cost of sales	(41,560)		(50,237)	39,336	(52,461)
Gross profit	14,090		7,559	(2,041)	19,608

Income (expenses)
Selling expenses	(3,101)		(1,399)	1,972	(2,528)
Administrative and general expenses	(1,772)	(6)	(739)	1	(2,516)
Exploration costs	(2,199)		(113)		(2,312)
Research and development expenses	(507)		(5)		(512)
Other taxes	(76)		(149)	55	(170)
Other operating income and expenses, net	(1,999)		(309)	86	(2,222)
Financial income (expense), net	(1,102)	(189)	(1,214)	(495)	(3,000)
Equity in results of non consolidated companies	1,972		73	(2,185)	(140)

Net income from discontinuing operations		4		(4)
Income before income taxes	5,306	(191)	3,704	(2,611)	6,208

Income tax	(779)		(1,030)	(19)	(1,828)

Net income	4,527	(191)	2,674	(2,630)	4,380

Net income (loss) attributable to:

Shareholders	4,527	(191)	2,620	(2,429)	4,527
Non-controlling interests			54	(201)	(147)
	4,527	(191)	2,674	(2,630)	4,380

	Six-month periods ended June 30, 2011
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	52,827		43,424	(25,415)	70,836
Third parties	31,228		49,703	(10,094)	70,836
Intercompany	21,599		(6,279)	(15,321)
Cost of sales	(33,553)		(36,836)	24,000	(46,389)
Gross profit	19,274		6,588	(1,415)	24,447

Income (expenses)
Selling expenses	(2,804)		(1,238)	1,443	(2,599)
Administrative and general expenses	(1,724)	(8)	(754)	(4)	(2,490)
Exploration costs	(1,164)		(153)		(1,317)
Research and development expenses	(601)		(24)		(625)
Other taxes	(101)		(181)	67	(215)
Other operating income and expenses, net	(2,162)		(302)	97	(2,367)
Financial income (expense), net	2,205	(230)	1,650	(579)	3,046
Equity in results of non consolidated companies	3,737		308	(3,625)	420
Net income from discontinuing operations		133		(133)
Income before income taxes	16,660	(105)	5,894	(4,149)	18,300

Income tax	(3,215)		(1,233)	10	(4,438)

Net income	13,445	(105)	4,661	(4,139)	13,862

Net income (loss) attributable to:

Shareholders	13,445	(105)	4,602	(4,497)	13,445
Non-controlling interests			59	358	417
	13,445	(105)	4,661	(4,139)	13,862

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	Six-month periods ended June 30, 2012
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Cash from operating activities – continuing operations	10,568	266	4,580	(1,270)	14,144
Cash from operating activities – discontinuing operations		(111)		111
Net cash provided (used) in operating activities	10,568	155	4,580	(1,159)	14,144

Cash flows from Investment activities
Investments in operating segments	(16,803)		(6,189)	3,672	(19,320)
Investments in Marketable securities	(1,341)	5,169	(5,064)	484	(752)
Net intercompany investing		(13,242)		13,242
Net cash provided (used) in investing activities	(18,144)	(8,073)	(11,252)	17,398	(20,072)

Cash flows from financing activities
Capital issuance			2,569	(2,569)
Acquisition of non-controlling interest				43	43
Proceeds from borrowings	16,844	6,462	5,333	(16,544)	12,095
Repayments	(8,912)	(46)	(1,572)	2,524	(8,006)
Dividends paid	(3,265)		(821)	821	(3,265)
Net cash provided (used) in financing activities	4,667	6,416	5,509	(15,725)	867

Effect of exchange rate changes on cash and cash equivalents	(1,052)		(289)	365	(976)
Net increase (decrease) in cash and cash equivalents in the period	(3,961)	(1,502)	(1,453)	879	(6,037)

Cash and cash equivalents at beginning of period	10,053	4,087	9,426	(4,509)	19,057
Cash and cash equivalents at the end of period	6,092	2,585	7,973	(3,630)	13,020

	Six-month periods ended June 30, 2011
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Cash from operating activities – continuing operations	8,143	(133)	7,186	1,231	16,427
Cash from operating activities – discontinuing operations		4,896		(4,896)
Net cash provided (used) in operating activities	8,143	4,763	7,186	(3,665)	16,427

Cash flows from Investment activities
Investments in operating segments	(12,738)		(6,379)	512	(18,605)
Investments in Marketable securities	4,171	(128)	804	(3,655)	1,192
Net intercompany investing		(10,655)		10,655
Net cash provided (used) in investing activities	(8,567)	(10,783)	(5,575)	7,512	(17,413)

Cash flows from financing activities
Capital issuance			(3,119)	3,119
Acquisition of non-controlling interest				12	12
Proceeds from borrowings	23,434	6,119	16,842	(33,067)	13,328
Repayments	(17,284)	(75)	(14,077)	25,606	(5,830)
Dividends paid	(3,631)		(513)	514	(3,630)
Net cash provided (used) in financing activities	2,519	6,044	(867)	(3,816)	3,880

Effect of exchange rate changes on cash and cash equivalents	1,226		315	(391)	1,149
Net increase (decrease) in cash and cash equivalents in the period	3,321	24	1,059	(361)	4,043

Cash and cash equivalents at beginning of period	12,000	1,197	10,271	(5,813)	17,655
Cash and cash equivalents at the end of period	15,321	1,221	11,330	(6,174)	21,698

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.